UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40‑F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

PETSEC ENERGY LTD TO DEREGISTER FROM THE SEC
SIGNATURES

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
30 May 2007
PETSEC ENERGY LTD TO DEREGISTER FROM THE SEC
Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)
Petsec Energy Ltd intends to terminate the registration of its American Depositary Receipts (ADRs) and its duty to file reports under the Securities Exchange Act of 1934 in the United States.
On March 27, 2007, the Securities and Exchange Commission (SEC) issued final rules that will make it easier for foreign companies, such as Petsec, to terminate their SEC registration. These rules will come into effect on June 4 2007. Petsec will seek to deregister from the SEC when those rules become effective.
Petsec has been an SEC registered company since 1996 when it first initiated an ADR programme. Petsec’s ADRs (1 ADR represents 5 underlying Petsec shares) currently trade on the Pink Sheets under the code PSJEY.PK and over the past year have contributed around 3% of overall turnover in Petsec stock.
Deregistration is not expected to have any impact on the trading of Petsec’s ADRs in the USA but will substantially reduce administrative burdens and costs associated with the US compliance regime.
Petsec will continue to maintain good control and governance frameworks in accordance with the requirements of the Australian Stock Exchange’s Principles of Good Governance and Best Practice Guidelines.
For Further Information:

Mr Craig Jones	Mr Ross Keogh
General Manager — Corporate	President
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette LA 70503
Tel: 612 9247 4605 Fax: 612 9251 2410	Tel: 1 337 989 1942 Fax: 1 337 989 7271

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd
Date: May 30, 2007	By:	/s/ Craig H. Jones
Craig H. Jones
Company Secretary